
March 25, 2008

Mr. Chris Tong
Senior Vice President and Chief Financial Officer
Noble Energy Corp.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

      RE: **Noble Energy Corp.**
               Annual Report on Form 10-K
               Filed February 27, 2008
               File No. 1-07964

Dear Mr. Tong:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business and Properties, page 1

Regulations, page 15

1. Expand the disclosure concerning both the general regulations as well as environmental regulations faced by the company to specify the various regulatory bodies with which the company interacts and the specific laws and regulations to which the company is subject.

Risk Factors, page 17

2. A number of your risk factors are very general in nature and are applicable to most if not all companies in your industry. See for example, "Crude oil and natural gas prices are very volatile….," "A recession or economic slowdown could have a materially adverse impact on our financial position,….," "Our international operations could be adversely affected by economic and political developments," and "We face significant competition and many of our competitors have resources in excess of our available resources." Please revise these and other generalized risk factors to focus on specific risks relating to you and an investment in you, and delete all general risks which are applicable in general to registrants and/or other companies in the energy industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Executive Overview, page 27

3. Provide additional detail concerning the Equatorial Guinea 2006 Hydrocarbons Law to elaborate on the potential impact that such Act may have on your operations in Equatorial Guinea.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact Nasreen Mohammed at (202) 551-3773, or in her absence Karl Hiller, at (202) 551-3686. With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne N. Parker
Branch Chief

cc: K. Hiller
        N. Mohammed
        M. Karney